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SECURITIES [illegible] [illegible]ION
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04004166

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Resource Equities L.L.C.

OFFICIAL USE ONLY

FIRM ID NO.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 W. Jackson Blvd., Suite 750
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edmund Fahey (312) 939-8040
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC MAIL PROCESSING
FEB 27 2004
WASH. D.C. SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Edmund Fahey, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Resource Equities L.L.C., as of and for the year ended December 31, 2003, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
20th day of February 2004

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-28-2005

Signature
Vice President of Operations
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

RESOURCE Equities, L.L.C.

Statement of Financial Condition

December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
RESOURCE Equities, L.L.C.

We have audited the accompanying statement of financial condition of RESOURCE Equities, L.L.C. as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RESOURCE Equities, L.L.C. as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 13, 2004

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

RESOURCE Equities, L.L.C.
Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 21,082
Receivable from clearing broker	24,485
Securities owned, pledged	8,695,133
Memberships and stock in exchanges	
At cost (market value $1,496,000)	941,850
At market value	404,058
Other assets	71,309
Total assets	$ 10,157,917

Liabilities and Member's Equity

Liabilities	
Payable to clearing broker	$ 809,470
Securities sold, not yet purchased	6,342,172
Payable to traders	1,071,205
Accounts payable and accrued expenses	31,905
Total	8,254,752
Member's equity	1,903,165
Total liabilities and member's equity	$ 10,157,917

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—RESOURCE Equities, L.L.C. (the "Company"), an Illinois limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and a notice registered futures commission merchant. The Company engages in proprietary market-making and trading activities, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments. All of the Company's transactions are cleared by other brokers.

The Company is a wholly owned subsidiary of Resource Holdings, L.P. (the "Member"). Prior to such date, the Company was wholly owned by the owner of the Member's general partner.

The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2035.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Securities and derivative financial instruments are recorded on trade date and reflected at market value, with unrealized gains and losses reflected in revenue.

Memberships and Stock in Exchanges—Memberships and stock in exchanges held for operating purposes are carried at cost. Stock in exchanges not held for operating purposes are carried at market value.

Income Taxes—Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Member. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the Member.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities, except for exchange memberships, are considered financial instruments, and are either reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 2 Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased at December 31, 2003 consist of:

	Marketable Securities Owned	Marketable Securities Sold, Not Yet Purchased
Equity securities	$ 4,253	$ 367,442
Equity options	8,690,880	5,974,730
	$ 8,695,133	$ 6,342,172

Note 2 Securities Owned and Securities Sold, Not Yet Purchased, *Continued*

Amounts payable to the clearing broker and securities sold, not yet purchased are collateralized by securities owned on deposit with the clearing broker.

Note 3 Payable to Traders

Payable to traders includes $423,950 that arose in connection with the purchase of certain exchange memberships that are carried at cost. Pursuant to the loan agreements, a pro rata portion of the proceeds upon sale of such memberships will be paid as settlement of these loans. At December 31, 2003, the market value of memberships and stock in exchanges of $1,900,058 includes $740,000 that would be paid pursuant to these agreements. In January 2004, one of these exchange memberships was sold and the related loan of $323,950 was repaid.

Note 4 Related Party Transactions

Under an expense sharing agreement, the Member provides office space and administrative services to the Company. At December 31, 2003, accounts payable and accrued expenses include $31,641 due to the Member.

The Company's employees may participate in a 401(k) plan administered by an entity affiliated through common ownership.

Note 5 Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market-making and trading activities, the Company enters into transactions involving derivative financial instruments, primarily exchange-traded futures contracts, equity options, and options on futures contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Note 5 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

In addition, the Company has sold securities it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2003, at market values of the related securities and would incur a loss if the market value of the securities increases subsequent to December 31, 2003.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of Credit Risk—The Company clears all of its trades through two clearing brokers. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

Note 6 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires it to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the Company had net capital and net capital requirements of approximately $405,000 and $100,000, respectively. The net capital rule may restrict distributions to the Member.